Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Nine months ended September 30, 2009	Year ended December 31,
		2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes (1)	$563,661	$656,791	$674,224	$513,900	$354,592	$346,531
Add:
Debt expense	140,924	224,716	257,147	276,706	139,586	52,411
Interest portion of rent expense	60,187	72,562	64,613	60,395	35,189	24,305
Less: Noncontrolling interests (1)	(41,216)	(47,160)	(46,865)	(38,141)	(23,495)	(13,691)

	159,895	250,118	274,895	298,960	151,280	63,025

	$723,556	$906,909	$949,119	$812,860	$505,872	$409,556

Fixed charges:
Debt expense	$140,924	$224,716	$257,147	$276,706	$139,586	$52,411
Interest portion of rent expense	60,187	72,562	64,613	60,395	35,189	24,305
Capitalized interest	2,795	4,189	3,878	4,708	1,912	1,078

	$203,906	$301,467	$325,638	$341,809	$176,687	$77,794

Ratio of earnings to fixed charges	3.55	3.01	2.91	2.38	2.86	5.26

(1)	The Company has changed the presentation of earnings attributable to noncontrolling interests for all periods presented.